

THE FREEMAN CAPITAL MANAGEMENT HOLDINGS, INC.

Financial Statements for year end 2018 and 2019 (Unaudited)

The Freeman Capital Management Holdings, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Other Current Assets	
Due to/from FCM, Inc.	57,538.17
Total Other Current Assets	**$57,538.17**
Total Current Assets	**$57,538.17**
TOTAL ASSETS	**$57,538.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Interest Payable	2,892.84
Total Other Current Liabilities	**$2,892.84**
Total Current Liabilities	**$2,892.84**
Long-Term Liabilities	
Convertible Notes	41,200.00
Total Long-Term Liabilities	**$41,200.00**
Total Liabilities	**$44,092.84**
Equity	
Retained Earnings	
Net Income	13,445.33
Total Equity	**$13,445.33**
TOTAL LIABILITIES AND EQUITY	**$57,538.17**

The Freeman Capital Management Holdings, Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Grant Income	15,000.00
Total Income	**$15,000.00**
Expenses	
Interest Expense	1,554.67
Total Expenses	**$1,554.67**
NET OPERATING INCOME	**$13,445.33**
NET INCOME	**$13,445.33**

The Freeman Capital Management Holdings, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	13,445.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to/from FCM, Inc.	-57,538.17
Accrued Interest Payable	2,892.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-54,645.33**
Net cash provided by operating activities	**$ -41,200.00**
FINANCING ACTIVITIES	
Convertible Notes	41,200.00
Net cash provided by financing activities	**$41,200.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

The Freeman Capital Management Holdings, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - BOA # 1889	0.51
Checking - BOA # 2105	3,056.00
Total Bank Accounts	**$3,056.51**
Other Current Assets	
Due to/from FCA, LLC	171,835.54
Due to/from FCM, Inc.	82,288.81
Investment in FCA, LLC	5,000.00
Total Other Current Assets	**$259,124.35**
Total Current Assets	**$262,180.86**
TOTAL ASSETS	**$262,180.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Interest Payable	7,181.65
Total Other Current Liabilities	**$7,181.65**
Total Current Liabilities	**$7,181.65**
Long-Term Liabilities	
Convertible Notes	216,805.00
Total Long-Term Liabilities	**$216,805.00**
Total Liabilities	**$223,986.65**
Equity	
Retained Earnings	13,445.33
Net Income	24,748.88
Total Equity	**$38,194.21**
TOTAL LIABILITIES AND EQUITY	**$262,180.86**

The Freeman Capital Management Holdings, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Grant Income	30,060.04
Total Income	**$30,060.04**
Expenses	
Bank Service Charges	345.35
Interest Expense	4,288.81
Tax Expense	677.00
Total Expenses	**$5,311.16**
NET OPERATING INCOME	**$24,748.88**
NET INCOME	**$24,748.88**

The Freeman Capital Management Holdings, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	24,748.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to/from FCA, LLC	-171,835.54
Due to/from FCM, Inc.	-24,750.64
Investment in FCA, LLC	-5,000.00
Accrued Interest Payable	4,288.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-197,297.37**
Net cash provided by operating activities	**$ -172,548.49**
FINANCING ACTIVITIES	
Convertible Notes	175,605.00
Net cash provided by financing activities	**$175,605.00**
NET CASH INCREASE FOR PERIOD	**$3,056.51**
CASH AT END OF PERIOD	**$3,056.51**

The Freeman Capital Management Holdings, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019 AND 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

The Freeman Capital Management Holdings, Inc. ("the Company") is a corporation formed under the laws of the State of North Carolina.

The Company derives revenue from the Monthly Subscription Cost, Asset Under Management Fees, and Wealth Concierge Services.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory
The Company does not maintain any inventory items relevant to its operation.

Property and Equipment
The Company does not currently capitalize any long-lived assets.

Goodwill

The Company does not currently capitalize any goodwill.

Extraordinary Items- Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating income for 2018 and 2019.

Tax filings for the tax year 2018 and 2019 will be subject to review by the Internal Revenue Service until the expiration of the statutory period in 2022 and 2023, respectively.

NOTE D - CONVERTIBLE NOTES

The Company has $392,307 convertible notes with no valuation cap, 15% discount, and 8% interest rate. The convertible notes are set to mature on 3 years from signing individually.

The Company has convertible notes amounting to $150,000 payable to a related party. The Convertible Notes has no valuation cap, 15% discount, and 8% interest rate. The convertible notes are set to mature on 3 years from signing.

NOTE E - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2020, the date that the financial statements were available to be issued.